Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following presentation was made available to investors in Baker Hughes Incorporated and General Electric Company:

Baker Hughes, a GE Company Investor Update

December 8, 2016

Agenda and Speakers

BHI Deal Rationale Martin Craighead

Integration Update Uwem Ukpong

Q&A

December 8, 2016 2

Baker Hughes, a GE Company

Lorenzo Simonelli

December 8, 2016 3

What We Like About the Deal

1 Fullstream technology provider [] industry-unique portfolio

2 Combining strengths [] technology, services, global capability

3 2x scale [] better ability to influence customer outcomes

4 Blended leadership team [] deep industry expertise

5 GE Digital capability [] significant impact on oilfield services productivity

6 Significant synergies + NewCo better positioned to navigate cycles

December 8, 2016 4

Transaction Overview … the "new" Baker Hughes



BAKER HUGHES
Shareholders
$17.50/sh
dividend
100%
62.5%
Newco, Inc.
(NYSE listed)
37.5%
$7.4B
cash
Baker Hughes, a GE company
(operating partnership)
GE Oil & Gas
+ $7.4B cash
BAKER HUGHES

- Merge GE Oil & Gas with Baker Hughes … GE owns 62.5%, new Baker Hughes owns 37.5% through partnership structure
- Publicly traded company with separate investor base; robust minority protections
- Ownership interest & voting aligned
- GE to contribute $7.4B to fund cash dividend, Baker Hughes distributes $17.50 per share dividend to shareholders
- Baker Hughes shareholders receive dividend & 37.5% equity of stronger business
- Blended leadership team
- 9 member Board … 5 appointed by GE, 4 by Baker Hughes, including M. Craighead

December 8, 2016 5

Update Since 10/31 Transaction Announcement

Broad support for transaction [] strong industrial logic Customers see significant value [] Process, Technology, Digital

Provided supplemental financial information on GE O&G

Hosted GE O&G specific investor event at Minds + Machines conference

Integration teams kicked off and executing [] cost + revenue synergies

Regulatory process underway

December 8, 2016 6

Baker Hughes, a GE Company

~$34B* revenue **~70,000** employees **>120** countries

Drilling & Evaluation



Completion & Production



LNG & Pipeline Solutions



Refinery & Petrochemical Solutions



Find and produce hydrocarbons

Transport hydrocarbons

Process & market products

Digital Solutions

Broad solutions portfolio … fullstream capability

* 2020F

December 8, 2016 7

Creating the Productivity Leader in the O&G Industry

Fullstream portfolio

Drilling & Evaluation

Completion & Production

LNG & Pipeline Solutions

Refinery & Petrochemical Solutions

Digital Solutions

#1 or #2 in key segments

+

Productivity drivers

✓ Commercial Innovation

✓ Digital Transformation

✓ Technology Leadership

✓ Operations Optimization

Unique differentiators

=

Better outcomes

↓ Cost per Barrel

Faster cycle times

↑ ROI

Execution = Results

BAKER HUGHES

December 8, 2016 8

Deal Rationale

Martin Craighead

December 8, 2016 9

Volatility is the New Normal

[] Volatility remains despite improved prospects for a recovery

[] Operators need stability, resilience, and predictability

[] Industry unsuccessful in achieving return-on-invested-capital

[] Recovery rates and well efficiencies are sub-optimal

$150 7,000

Global Rig Count
6,000
WTI Spot Price (left)

                                      5,000 $100

4,000
$/barrel
3,000

$50
2,000

1,000

$0 0
1980 1985 1990 1995 2000 2005 2010 2015

An equipment, services and digital partner is essential to driving productivity

December 8, 2016 10

Customers Require More Productivity

Diminishing returns through cycle Customer requirements

ROCE -- Selected Majors & Independents

14%
1 Step change in productivity
6%
5%
[]
(1)% (1)%
unit cost of oil and gas production
'08 '13 '14 '15 '16 YTD
Average must be improved
                  $99 $108 $100 $54 $45 Brent $/bbl

Breakevens will remain lower for longer
$/bbl
120.0 ~90% of 2020 production breakeven @ 2
[] ~$25/boe reduction in Differentiation required +
100.0 ~$60/boe in 2016 vs ~$85/boe in 2014 '14
cost curve '14 vs.'16
'16 partners with broad offering
80.0
$~25/boe reduction [] Prices likely to recover
60.0 []

          with activity pick-up [] 40.0 structural reductions
20.0 new wave of innovation
may persist

0.0
0 25 50 75 100
2020 MBOE/D

Sources: Capital IQ, Rystad December 8, 2016 11

Creating Customer & Investor Value

[] Productivity leader for the industry

- Fullstream portfolio

- Broad digital capability

- Extraordinary range of technology

[] 2x scale, complementary capabilities, more diversified

[] BHI shareholders participate in substantial value creation through synergies

[] Positioned to weather short-term volatility and participate in industry upcycle

A win for GE & Baker Hughes shareholders [] creating long-term value

December 8, 2016 12

Commercial Innovation

Maria Borras, Derek Mathieson, Rod Christie

December 8, 2016 13

Adding Value for our Customers

80 → 120+
COUNTRIES REACHED

Cross penetration
Increasing cross penetration in countries/customers
Relationships
Sales channels

0 → 1
FULLSTREAM CAPABILITY PROVIDER

Asset level solutions
Technology, Supply Chain + Digital
Intelligent products
Reduced complexity
Modularity

~40%
AVERAGE PROJECT CAPEX ONSHORE SCOPE FOR NEWCO

Advanced commercial models
Performance based commercial models
Bonus/Malus tied to KPI/targets
Availability guarantee

+43%
AVERAGE PROJECT SIZE INCREASE OVER NEXT 5 YEARS

CAPEX → OPEX
Integrated, outcome based solutions
Risk/Reward management
Bonus/Malus tied to production
Financing

BAKER HUGHES
Sources: Company information, American Energy Partners, GlobalData
December 8, 2016 14

Global Coverage … Market Channel Improvement

New Baker Hughes

1. 80 → 120+ countries
2. Company to Country
3. Channel stability
4. Financing

Expanded Global Coverage

Africa subcontinental – onshore



- Remote areas
- Limited infrastructure … investment beyond E&P
- Leverage local presence

West Africa – offshore



- Stranded gas … monetization during field development
- Ultra-deepwater wells
- Connection to onshore power plants

Brazil – offshore



- Complex, multi-prospect discovery
- Early production system during reservoir evaluation
- Concept hinges on FPSO

~$70B of spend with NOCs with bias towards integration


Independent or Integrated
NOC
Majority in locations with less developed infrastructure/supply chains
12
38
15
29
94
25
69
2018
2019
2020
>2021
Total

$50B of identifiable projects in next 5 years in world's petroeconomies

Sources: Company information, GlobalData

December 8, 2016 15

North America Unconventionals [] Key to Supply

Incremental Production & annual spend [] '16-'20

NAM Unconventionals ROW Onshore

8 $99 $67

1

Production Spend
(Mboe/d) ($ in billions)

[] NAM unconventional is critical short-cycle supplier

[] By 2020, unconventional will account for ~70% of total US Production

[] Complexity of well increasing

Sources: IHS, Rystad

US + Canada ~80-90% of unconventional production in 2020

[] NAM Capex spend [] ~80% between '16-'18

[] Permian growth ~12% p.a.

Selected shale plays [] annual spend until 2020

($ in billions) $39 2016 Incremental annual spend
                          22 13 11 9
5 6
$2 3

Critical growth area. Play to win.
December 8, 2016 16

Unlocking Value in Unconventional

	Drilling	Completion & Production
Baker Hughes	• Reservoir modeling expertise • Industry leading RSS (AutoTrak Curve) • BHA optimization capability	• Best in class completion equipment • Leading production chemicals franchise • Leading ESP offering
+	+	+
GE	• GE design + manufacturing … ↑ RSS reliability & performance • Advanced wellbore placement … MEMS gyros & solid state sensors • Predictive analytics	• Brilliant Factory … ↑ product quality and ↓ lead times • Digital integration … design optimiziation • Sensors + connectivity + Predix
Productivity for customers	✓ Integrated ecosystem ✓ Digital productivity programs … ↓ NPT ✓ Drilling automation: Predictive + Predix	✓ Advanced AL Systems + productivity tools ✓ Digital thread: reservoir to well construction to production ✓ Predictive analytics … production optimization

Cost / bbl reductions '14 vs. 16



~$80
Cyclical
~$48
'14
Service cost
High-grading
Learnings
Operations
'16

~70% of cost reductions have been cyclical, not structural

Scope influence + technology to structurally reduce cost/bbl = winning in North America

Sources: IHS, Rystad

December 8, 2016 17

Enabling Deepwater Productivity

Influencing up to 55% of Offshore development spend

27% Internal
 Project Spend 11% Transportation, Logistics
Offshore
4% Engineering
                            9% Topsides & Processing  W. Africa 21% Well
Service
Example:
25% Subsea & SURF

3% Seismic

Technology, Digital and Commercial solutions

         Well Baker Hughes 1-2-1 strategy redefining drilling Construction productivity and reliability in deepwater
+
5D modelling trees, BOP reliability and evolving
Subsea services models improving project economics
+
Digital twin and OPEX commercial models for
Production rotating machinery, and processing equipment
+
Midstream, LNG plant & liquefaction equipment, processing LNG equipment, pipeline services
+

Financing Innovative business models, risk sharing

2x new Baker Hughes opportunity to drive improvement in total project lifting cost (vs. standalone)

December 8, 2016 18

Unlock Deepwater Opportunities with Better Productivity



Unsanctioned Deepwater Projects 2016
Project Phase Breakeven ($/boe)
140
120
100
80
60
40
20
0
0
50
100
150
200
250
300
350
Average Peak Production (Mboe/d)

- Focus on major projects across all deepwater basins
- 11B BOE are marginal at +/- $40/boe … ~1.9MMbbl/day peak production potential
- ~10% improvement in lifting cost from fullstream productivity program could unlock ~$200B addressable deepwater opportunity

~$200B addressable deepwater opportunity could be accelerated with fullstream productivity

Sources: IHS, Baker Hughes analysis

December 8, 2016 19

Next Chapter in Capex & Opex Productivity

    New Baker Hughes: 'molecule to megawatt' connectivity [] optimization across value chain

110110101010001000100001

[] Lifecycle project view = [] information connection[] Technology & phase optimization[][] standardization = [] ability to redeploy assets

GE O&G: asset-performance focused, digitally powered programs [] focus on uptime

[] Reliability centered maintenance[] Digital monitoring and diagnostics[]
Incentives aligned with customers

Fullstream involvement enables changed characteristics of customer value proposition

December 8, 2016 20

Productivity from Contractual Service Agreements (CSA)

Contractual Service Agreements

Evolution

1995
Aircraft engines Gas turbines Locomotives Diagnostic imaging

Gas turbines & compressors

                 Blowout preventers Today

20+ years track record

GE Oil & Gas

Data rich[] >6,800 units
[] 1B+ hours in operation

Customer [] Uptime commitment[] Output
[] Align with revenue model

GE benefit[] Less cyclical
[] Ability to drive productivity

Potential use cases
[] Drilling
[] Production outcomes

[] From transaction to campaign-based

December 8, 2016 21

Digital Transformation

Matthias Heilmann

December 8, 2016 22

Digital Essential to Unlock Productivity

New BHI for New BHI

Productivity
- Digital Thread
- Brilliant manufacturing



- Digital twin
- Services effectiveness & efficiencies
- Design & Innovation acceleration

Productivity

New BHI for Customers

Apps
- Service transformation
- Digital enabled CSAs



- Better outcomes for customers
- Optimize GE/BHI equipment
- Fullstream data analytics

New offerings / business models

New BHI for Industry

Platforms
- Predix Industrial Internet Operating System



- Leapfrog digital industrial transformation
- Industrial strength, cyber security, scale
- Predix Process + Production Optimization

New revenue streams / markets

Delivering better customer outcomes and shareholder value

BAKER HUGHES
December 8, 2016 23

Leapfrog Digital Transformation [] GE's Learnings

Data Analytics

[] First-of-its-kind layering of complex data sets

[] Data compression, ingestion, shaping, abstraction remains a core challenge

Edge to Cloud Industrial Computing

[] Computing power, security, architecture of large, distributed data sets

[] Edge analytics

[] Machine applications

    Value is in Digital Twin --

Physics + Analytics

[] Every asset to operate like the most productive asset

[] Create knowledge repository and continuously improve

Industrial-grade cloud OS

Predix

[] Micro-service architecture

[] Best in class UX / Design

[] Built for Industrial workloads

December 8, 2016 24

Predix Powered Oil & Gas Offerings

Apps

EQUIPMENT PRODUCTION
DATA DATA
Asset
Performance Production Management Optimization

                                                           Artificial
Intelligence + Design & Build Machine Collaboration

                           Learning LOGGING & RESERVOIR
DATA EVALUATION DATA
Ecosystem Digital Twin

Cloud / Sensors / Security Edge

WELL DRILLING
COMPLETION DATA
Architecture
DATA

December 8, 2016 25

Asset Performance Management for Upstream

$100MM+ bottom line impact per 1% efficiency improvement

Largest Predix APM deployment at scale covering systems + platforms

Machine learning + digital twin analytics | **Events, alerts, workflows** | **Full deployment … cover 400-600 assets & asset classes, deployed 20MM+ tags**

Next Steps: Expansion into reliability management + inspection

Customer Challenge

- Siloed business operations
- Safety concerns
- Reactive to process upsets



Solution

Predix APM + O&G extensions providing fleet-wide insights for real-time visibility of global plant operations

1) Excursion & anomaly management
2) Equipment monitoring & analysis
3) Process Surveillance
4) Knowledge repository … best practice sharing

Outcomes & Value

Connected | Insights | Optimized

- Improved safety, engineering productivity, data visibility & efficient decision making
- Reduced production deferrals
- Contributing to 2-4% higher global operations efficiency

December 8, 2016 26

New Baker Hughes Delivering Outcomes that Matter

Underutilized data sets

PREDIX

- Drilling Data
  0.3 GB / well / day
- Wireline Data
  5GB / well / job
- Fiber Optic Data
  0.1 GB / well / day
- ESP Monitoring
  180 GB / well / year
- Digital Twins

Digital use cases	Desired customer outcomes	Opportunity
Equipment & Process Reliability	Increase daily production	~2-5% operating efficiency
Automation & Remote Operations	Reduce cost / barrel	~20-30% cost op-ex reduction
Production Optimization	Maximize ultimate recovery	~20-40% improvement in RoA
Field Service Enablement	Safety	Reduced recordables
Design-build-operate collaboration	Increase booked reserves	~8-15% increase in production

~$200B industry productivity opportunity by 2020

Source: GE analysis

BAKER HUGHES December 8, 2016 27

The Value is in the Twin




DIGITAL TWIN

Fleet Monitoring Results

Key Process Parameters

- Vibration
- Flow
- Pressure
- Temperature
- Fuel Gas quality
- Weather
- Service/cycle type
- Combustion Mode

3-15% GE reliability improvement realized


Unit Risk
Compressor Section
Combustion Section
Hot Gas Path Section

Emerging Technology: Connected Twins

- Optimal configurations
- Failure mode identification
- Optimal controls
- New algorithms
- New security and fraud mitigation techniques

Connected Assets **~8-10x** more valuable

Learning Modes

Human Expertise	Fleet Transfer	Similar Machines	Simulations

Potential Use Cases

- **30k artificial lift systems**
- **Drilling tools**

Building Blocks: Gold Data | Physical + Digital Models | Learning | Analytics

December 8, 2016 28

Digital Capabilities Deliver Smarter Drilling Operations


Reservoir Navigation System
Measurement While Drilling
EXPLORATION
APPRAISAL
DEVELOPMENT
PRODUCTION
ABANDONMENT
PREDIX
Lift System
Casing Liner System
= Decisions

Benefits of Accelerating Digital Transformation

- ✓ Real-time bottom hole assembly condition monitoring
- ✓ Faster response to operational upsets
- ✓ Machine learning, data analytics, unleash prediction
- ✓ New equipment mobilization, tool dispatch, optimal resource allocation
- ✓ Influence design & build

12-20% average industry drilling NPT

20-30% anticipated reliability improvement

~$15B+ industry productivity opportunity

Sources: GE, BHI analyses

December 8, 2016 29

Technology Leadership

Art Soucy, Kishore Sundararajan

December 8, 2016 30

Leading Technology Driving Value Across Portfolio

   Reservoir Performance Evaluation

[] Reservoir dynamics and characterization

[] New sensing and modeling techniques

Brilliant Drilling Systems

[] Rotary drilling tools leveraging GE expertise

[] Advanced wellbore trajectory survey

      Smart Completions

[] Digital integration of completion activity

[] Advanced materials for harsh environment

[] Remote monitoring

 Production optimization

[] Advanced analytics

[] Integrated advanced sensors

[] Life of well performance prediction

LNG/Pipeline

[] Advanced Gas Turbine Technology

[] Power Gen Equipment

[] Highest power density

[] Modular Solutions

   Refinery & Petrochemical

[] Steam Turbine Technology

[] Centrifugal & Recip Compressors

[] Flexible Mechanical Drive Options

Service Quality

Agility

Cost per barrel

December 8, 2016 31

Additive Manufacturing Advancing Technology

Baker Hughes investment:

$11 million

[] 5 machines [] 32 downhole parts

Manifold check valve

[] 24 fewer parts [] 20% cost reduction [] Higher reliability -- less parts, no pressure plugs required

GE investment $1.5B+

[] Thinking additively [] 845 parts eliminated

Advanced Turbo Prop

$1B+ acquisitions-a)

December 8, 2016 32

(a- subject to customary closing conditions

Electronics Driving Significant Efficiencies in Drilling

$3B+

People related negative productivity by top 4 OFS companies since 2014

Improved electronics, sensor and analytical capability critical to success

1-2-1 Strategy

[] 1 tool
[] 2 people at the rig
[] 1 year of experience

Higher automation + standardized procedures = less non-productive time

Sources: BHI analysis, public filings

December 8, 2016 33

Autonomous Drilling Systems now a Possibility

2016

[] Islands of autonomy
[] No integrated system
[] Pockets of expertise
[] Systems incompatible

2020

Automated drilling systems New business model Improved safety, lower risk for employees

Fundamentally different approach [] 20-30% capex and opex reduction target

December 8, 2016 34

GE Store driving Technology Productivity in Drilling



- **Battery technology** → Downhole rechargeable batteries
- **GE Healthcare technology** → Advanced sensor analytics (i.e. NMR, acoustics)
- **Silicon Carbide & hybrid electronics techn.** → New high temperature platform
- **Systems modeling & integration** → Short BHA (From 65' to 30')
- **Fluid mechanics science** → Downhole power generation
- **Material science** → Corrosion & Wear resistant BHA
- **Rotating machinery experience** → Reliable Rotary Steerable Systems (RSS)
- **Bit composite encapsulated sensors** → Accurate well placement

Making the best products better with access to technology and capability from the GE Store

BAKER HUGHES
December 8, 2016 35

Operations Optimization

Jody Markopoulos

December 8, 2016 36

Digital Thread improving Efficiencies at BHI + GE

GRAPHIC OMMITTED

Engineering

  [] NPI Cycle[] Product Cost

Supply Chain

[] Inventory turns[] Lead time

Services

[] Asset reliability[] FSE utilization

Virtual validation

Subsea tree 3D model

[] Defect reduction by 80%

Sourcing data lake

On-the-move sourcing analytics

[] Enabling 4%+ external deflation

Installed base mining

Bently Nevada vibration systems

[] $24MM upgrades

December 8, 2016 37

Supply Optimization [] Day 1 Focus

~80% overlap on sourcing categories*

                                            Mechanical Indirect
28% (12%)Electronics 7%

Logistics 9%

                                                    Raw Material 8% Other 20%
Aux Equipment 16%

Proven track record [] Examples:

Electronics Center of Excellence

Big Data Analytics

Focus Areas

1 Supply base rationalization
[] Deeper, stronger supply base
[] Global risk management

2 Procurement infrastructure
[] Volume efficiency
[] Process standardization and automation

3 Value engineering
[] Should cost
[] Product standardization

4 Landed cost optimization
[] Logistics efficiency
[] Make/buy trade-offs

December 8, 2016 38

Optimizing Fulfilment [] Service Delivery Excellence

Operational excellence

Lean Culture
- 2x throughput

Brilliant Factory
- [] 25% lead time

Multi-modal facilities

Competitive scale
-[] responsiveness

Advanced manufacturing
- 50% part reduction

Americas

453

203

250

Europe, Middle East & Africa

307

145

162

  Asia Pacific

166

67

99

More flexibility. Retain & develop critical talent. Better Customer Service.
More flexibility. Better asset utilization. Retain talent.

BHI locations * GE locations

December 8, 2016 39

* excludes chemical storage

Brilliant Factory: Talamona, Italy



10+ Technologies
From 5 axis EDM to Laser Weld



Programming & Simulation
From machining (800+ tools)
to Laser scanning (700+ holes/unit)



Predictive approach
w/ data collection & software


TECHNOLOGY
VIRTUAL MFG
SMART MFG
AUTOMATION
LEAD TIME
EXPERTISE
DESIGN for MFG

5 Suppliers to **ONE**

25% % Lead time **IMPROVEMENT**

10 operations in a SINGLE line

Potential use cases

~1,100/year Drilling Motor Radial Bearings

~4,000/year Sub Surface Safety Valve components

December 8, 2016 40

Integration Status Update

Uwem Ukpong

December 8, 2016 41

Creating value

(EBITDA $ in billions)

Synergies



~$1.6
~$0.4
~$1.2
~$0.7
From revenue
~$0.1
Cost
~$0.6
2018F
2020F

2020F EBITDA synergy benefits

+ Revenue synergies	~$0.4
+ Sourcing/procurement improvements	~$0.4
+ Manufacturing, service footprint rationalization	~$0.2
+ Process optimization	~$0.2
+ SG&A consolidation	~$0.4

Clear focus since October 31st

42

Integration planning

[] Joint integration planning launched, led by Derek Mathieson and Uwem Ukpong

[] Appointed integration planning team of 30 senior leaders from Baker Hughes and GE Combined hundreds of years in OFS and GE

Mix of functions, regions and product/service lines

Team planning sessions complete at GE's Crotonville learning center

[] Joint Baker Hughes/GE Steering Committee of senior executives [] Leveraging prior integration experience from both companies [] Employee outreach and communications ongoing [] Regulatory process underway

Focused on Customers and Value Creation from Day 1

Targeted work programs

Strategy and operating model for NewCo

Integration and synergy capture planning

Taking the best of both organizations

[] Commitment to Health Safety and Environment

[] Customer focus and relationships[] Technology expertise and innovation[]
Service culture[] Talent and development

December 8, 2016 44

Summary

Lorenzo Simonelli

December 8, 2016 45

Financial Overview

($ in billions)

Key metrics

Revenue



~$32
~$28
'15
'18F

	'15	'18F
Adjusted EBITDA -a)	**$4.8**	**~$5.5**

2015 to 2018F EBITDA dynamics

2015 Adjusted EBITDA	**~$4.8**
'16E cost out	~1.3
Synergies	
- Cost	~0.6
- From revenue	~0.1
Lower volume / price	~(1.4)
2018F Adjusted EBITDA	**~$5.5**
Restructuring / other charges	~(0.3)
2018F EBITDA	**~$5.2**

(a- EBITDA and Adjusted EBITDA are non-GAAP measures. See the notes to financial data included on page 52 for additional information.
Totals may not add due to use of rounded numbers.

December 8, 2016 46

Summary

Unmatched fullstream capability

Creating the productivity leader for the industry Digital capability will shape industry over next decade GE Store will be key advantage: Commercial +
Technical Disciplined capital allocation: high-margin, high-return portfolio

Integration planning underway [] focused on customers + value creation

December 8, 2016 47

Q & A

December 8, 2016 48

Disclaimers & Notes

December 8, 2016 49

Additional Information and Where to Find It
In connection with the proposed transaction between GE and Baker Hughes
Incorporated ("BHI"), Bear Newco, Inc. ("Newco") will prepare and file with the
SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and BHI (the "Combined Proxy
Statement/Prospectus"). BHI and Newco will prepare and file the Combined Proxy
Statement/Prospectus with the SEC, and BHI will mail the Combined Proxy
Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents BHI and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ
CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT
BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY
STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BHI OR
NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE
DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by BHI and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or BHI with the SEC on BHI's website at http://www.bakerhughes.com or by contacting BHI
Investor Relations at alondra.oteyza@bakerhughes.com or by calling
+1-713-439-8822.

No Offer or Solicitation
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation
GE, BHI, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.
Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined
Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE's proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the
year ended December 31, 2015, which was filed with the SEC on February 26,
2016, its Quarterly Report on Form 10-Q/A for the quarter ended September 30,
2016, which was filed with the SEC on November 9, 2016 and certain of its
Current Reports filed on Form 8-K. Information regarding the directors and executive officers of
BHI is contained in BHI's proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form
10-K/A for the year ended December 31, 2015, which was filed with the SEC on
February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended
September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above

December 8, 2016 50

Caution concerning forward-looking statements
This communication contains "forward-looking" statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended by the Private
Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and BHI. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers' business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE's earnings per share; the projected future financial performance of GE Oil & Gas, BHI and Newco; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words "may," "will," "should," "potential,"
"intend," "expect," "endeavor," "seek," "anticipate," "estimate,"
"overestimate," "underestimate," "believe," "could," "project," "predict,"
"continue," "target" or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of BHI may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or BHI, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, BHI and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11)
evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE's and BHI's reports filed with the SEC, including GE's and BHI's annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication.
Neither GE nor BHI undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

December 8, 2016 51

Overall
[] Proforma financials for Baker Hughes, a GE Company reflect estimates of the combined performance of GE Oil & Gas and BHI. For GE Oil & Gas, the estimates are based on internal performance measures as described below. For BHI, the estimates are based on BHI's reported earnings as described below.

GE Oil & Gas
[] Revenue and Segment Profit represent reported amounts disclosed as industrial operating segment results within General Electric Company's annual and quarterly SEC filings, which are prepared in conformity with U.S. generally accepted accounting principles. Such information has been prepared solely for purposes of consolidation by GE, and not for stand-alone financial reporting purposes.

[] Segment revenues include revenues and other income related to the segment.
Segment profit is determined based on internal performance measures used by the
Chief Executive Officer (CEO) to assess the performance of each business in a given period. In connection with that assessment, the CEO may exclude matters such as charges for restructuring; rationalization and other similar expenses;
acquisition costs and other related charges; technology and product development costs; certain gains and losses from acquisitions or dispositions; and
litigation settlements or other charges, for which responsibility preceded the current management team. Intercompany transactions are reflected in Revenue and
Segment Profit on the basis of GE policies and procedures.

[] Segment profit excludes the portion of earnings or loss attributable to non-controlling interests of consolidated subsidiaries, and as such only includes the portion of earnings or loss attributable to our share of the consolidated earnings or loss of consolidated subsidiaries. Segment profit also excludes interest and other financial charges and income taxes. For purposes of this presentation, segment profit may also be referred to as EBIT. Certain GE corporate costs, such as shared services, employee benefits and information technology are allocated to our segments based on usage. A portion of the remaining corporate costs is allocated based on each segment's relative net cost of operations.

Baker Hughes
[] Revenue and Adjusted EBITDA have been presented on a consistent basis for
2015 with BHI's reported earnings, including adjustments such as, but not limited to, impairment and restructuring charges, merger and related costs, inventory adjustments and litigation settlements. For more detail, refer to
BHI's earnings release for the year ended December 31, 2015.

December 8, 2016 52